July 18, 2005

Leslie Overton
Patricia Armalin
Nathan Chaney
Division of Cooperative Finance
US Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Dear Leslie, Patricia and Nathan:

  1. Thank you very for your patience in working with us to
     resolve our conundrum.   As you had graciously advised us, we
     would like to proceed with our estimate method of accounting of advertisement expense in our interim reports to the next level at the Commission. Thank you for arranging our appointment to present our position to Carol Stacey this afternoon. We are faxing this to you so that perhaps you can have the Chattem 10Q presented to Carol Stacey before our conversation. We will EDGAR this response today.

     We EDGARed our 10Q on Thursday, July 14, 2005 and the news release attached was released Friday, July 15, 2005.

     We are also enclosing for your review, an extract (page 11, section 7) from the 10Q filed by Chattem, Inc (CHTT) for the quarter ended February 28, 2005. Their accounting method of reporting advertising expense is also based on assumptions by each dollar of sales. They accrue the actual expense at the end of the year.

  2. We decided to file an 8K to acknowledge that the Company had entered into a contingent agreement with a member of the New York Stock Exchange to help enhance shareholder value. Both the member firm and their counsel advised that the agreement was not a materially definitive agreement that had to be filed under form 8K. We had previously entered into a similar agreement with PNC Bank. When that agreement expired, we entered into a similar agreement with Navigant Consulting. We did not file either agreement. The compensation set forth in all of the agreements was contingent upon the consummation of a successful transaction. There were no retainer costs paid by the Company. The member firm requested that their name not be disclosed to the general public.

     During the recent discussions with regard to the compliance with the Sarbanes Oxley Act, and the expenses a company incurs as a result of the Act, we have frequently been asked as to whether we would consider the possibility of being
     acquired and going private.   We have always responded that
     the Company will do whatever it could to enhance shareholders' value by being acquired, buying a trademark or merging with another Company. To make the industry aware that we were meeting our responsibilities to our shareholders by engaging a member of the stock exchange to use its best efforts to help enhance shareholders' value, we decided to make a formal statement about our efforts by filing an 8K to disclose the Company's diligence on behalf of its shareholders. From legal point of view, we do not believe that the agreement was "material," but nevertheless felt that the relationship with the member firm should be disclosed and chose Section 8 to make the disclosure.

     We will be EDGARing the attached New York Stock Exchange member firm's agreement as an exhibit to this response.

Very truly yours,



Ira W. Berman
Chairman of the Board of Directors

Very truly yours,



John Bingman
Chief Financial Officer

/js
Attachments

EXHIBIT A


Page 11 of 48
   (1) Because their effects are anti-dilutive, excludes shares issuable under stock option plans and restricted stock issuance whose grant price was greater than the average market price of common shares outstanding as follows: 0 and 62 shares for the three months ended February 28, 2005 and February 29, 2004, respectively.

7.  ADVERTISING EXPENSES

	We incur significant. expenditures on television, radio and print advertising to support our nationally branded over-the-counter ("OTC") health care products and toiletries. Customers purchase products from us with the understanding that the brands will be supported by our extensive media advertising. This advertising supports the retailers'sales effort and maintains the important brand franchise with the consuming public. Accordingly, we consider our advertising program to be clearly implicit in our sales arrangements with our customers. Therefore, we believe it is appropriate to allocate a percentage of the necessary supporting advertising expenses to each dollar of sales by charging a percentage of sales on an interim basis based upon anticipated annual sales and advertising expenditures (in accordance with Accounting Principles Board Opinion No. 28, "Interim Financial. Reporting") and adjusting that accrual to the actual expenses incurred at the end of the year.

8.  SHIPPING AND HANDLING

	Shipping and handling costs of $1,857 and $1,434 are included in selling expenses for the three months ended February 28, 2005 and February 29, 2004, respectively.

9.  PATENT, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

	The carrying value of trademarks, which are not subject to amortization under the provisions of 'SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), was $221,654 and $224,797 as of February 28, 2005 and November 30, 2004, respectively. The gross carrying amount of intangible assets subject to amortization at February 28, 2005 and November 30, 2004, which consist primarily of non-compete agreements, was $2,139 and $2,400, respectively. The related accumulated amortization of intangible assets at February 28, 2005 and November 30, 2004 was $1,557 and $1,637, respectively. Amortization of our intangible assets subject to amortization under the provisions of SFAS 142 for the three months ended February 28, 2005 and February 29, 2004 was $73 and $77, respectively. Estimated annual amortization expense for these assets for the years ended November 30, 2006, 2007, 2008, 2009 and 2010 is $290, $123, $40, $20 and $0
respectively.

                               9

	On February 28, 2005, we entered into an agreement to sell the trademark and product rights of our SELSUN business in certain countries om Africa and Asia. As a result of the sale, $3,143 of indefinite-lived assets and $108 of intangible assets subject to amortization were retired, which resulted in an insignficant loss.

10.  INVENTORIES

EXHIBIT B

Company Contact:
Ira W. Berman
Chairman

800 524-2720
                                      FOR IMMEDIATE RELEASE

 CCA INDUSTRIES, INC. ANNOUNCES SECOND QUARTER RESULTS

	East Rutherford, NJ, July 15, 2005: CCA Industries, Inc. (AMEX - CAW) announced today that second quarter revenues were $18,616,053, net profits after taxes were $1,750,653, and earnings per share fully diluted were $0.24 compared to revenues of $18,339,247 and net profits after taxes of $2,798,203, and earnings per share fully diluted were $0.36 for the prior year's second quarter.

	"Because of the intense competition from major competitors in some of our categories, we have increased our advertising budget by $1 million of which $500,000 was accrued as an expense in the second quarter. All of this advertising however, will run in the third and fourth quarters. General and administrative expenses increased which included among other inflationary increases, our increased freight expense. To be conservative, we have increased our reserve against possible returns to avoid any possible subsequent adjustments because of the current uncertainty in the industry," stated David Edell, chief executive officer.

	For the six month period ended May 31, 2005 revenues were $33,430,241, net income after taxes was $2,695,485, earnings per share fully diluted were $0.37 compared to revenues of $31,426,735, net income after taxes of $3,634,345, earnings per share fully diluted of $0.47 for the prior six month period.

	"As we advised in our previous press release, the board of directors is exploring possible strategic alternatives to enhance shareholder value. Although we are giving this matter our utmost attention, there can be no assurance that a transaction will occur, or if undertaken, the terms and timing thereof," stated David Edell. "We are pleased with the inclusion of our Company in the New Russell Micro Cap Index which debuted on July 1, 2005."

	The Company is in discussions with the SEC regarding the best way to report its advertising expense during the interim periods. While the outcome will have no effect at all on the Company's year end financial statements which have always been in accordance with GAAP, it expensed all of the advertising costs expended during a fiscal year in the year they were incurred; the financial results of the individual quarters within each year will be affected.

	APB 28 Interim Financial Reporting states "Advertising costs may be deferred within a fiscal year if the benefits of expenditure made clearly extend beyond the interim period in which the expenditure is made."

	This requires an estimate to be made by the Company as to how much benefit of incurred advertising will be realized in subsequent quarters. As stated in the previously filed 10Q's over the past years, the Company has consistently reported its advertising expense according to its interpretation of APB 28 Interim Financial Reporting by expensing its annualized budgeted advertising expense equally over the four quarters. The Company feels that its budgeted advertising expense for any year affects its sales for the entire year regardless of when the advertisement actually runs. The strategy adopted by the Company to get the most value for its advertising dollars is to saturate the market during the first two quarters of each fiscal year so that an impression can be made on the consumer. The benefit of that advertising is then reflected in the brand recognition achieved, which carries over into the last two quarters of the year. By the beginning of the next fiscal year the Company believes it must, once again, saturate the market to rekindle the interest in its products.

	"We do not believe that the advertising spent in a particular quarter relates solely to the sales in that quarter, especially since the advertising might generate sales at the retailer it doesn't affect the Company until the retailer reorders to replace the sold inventory. Depending on the retailer this could be weeks, months, or quarters later," stated
David Edell.

	The SEC interpretations of APB 28 is that there is no clear benefit to the advertising dollars spent in the subsequent quarters and therefore, they have suggested that the Company expense its advertising during its interim periods as the costs are incurred. The company's position is that because it expends approximately 75% of its media budget in the first half of the fiscal year, its method of consolidating and saturating its product advertising is such that it will not have to advertise heavily in the second half of the year. Therefore, under its current presentation, it spreads out its advertising expense equally over each quarter as it believes sales results in the second half are a direct result and clear benefit of its heavy advertising in the first half.

	No matter which accounting methods is used to expense advertising, the year end results will be exactly the same as all advertising expenses will have been expended by year end.

	The SEC suggestions would have the result of substantially reducing earnings in the first half, but substantially increasing earnings in the second half, especially in the fourth quarter when the Company usually does not advertise to any extent.

	Had the Company reported its advertising expense according to the SEC's suggestion in the current and previous two years the Pro-forma Net income and diluted EPS would have been as follows:

Fiscal            First     Second     Third      Fourth    Year
Year             Quarter   Quarter    Quarter    Quarter     End
                  (000)      (000)     (000)      (000)     (000)
2005                                 -Pro-Forma
Revenues        $14,814     $18,616
Advertising     $ 5,323     $ 4,285
NI             ($   435)    $ 1,337
EPS               ($.06)      $ .18

2004                                 -Pro-Forma
Revenues        $13,087     $18,339   $16,696    $13,395   $61,518
Advertising     $ 6,547     $ 4,633   $   551    $ 1,387   $13,119
NI             ($ 1,462)    $ 1,902   $ 3,584    $ 1,772   $ 5,797
EPS              ($ .20)      $ .25     $ .47      $ .24     $ .75

2003                                  -Pro-Forma
Revenues        $12,515     $17,611   $12,853    $11,758   $54,737
Advertising     $ 4,036     $ 3,893   $ 1,085    $ 1,314   $10,329
NI             ($   218)    $ 1,897   $ 2,052    $ 1,521   $ 5,252
EPS              ($ .03)      $ .25     $ .28      $ .20     $ .68

     This reporting change would have had no effect on the year end financials whatsoever. It simply would have skewed the quarterly earnings to reflect significantly less earnings in the first two quarters when we typically spend the bulk of our advertising dollars and significantly more income in the third and fourth quarters when we reap the rewards of our advertising but significantly reduce our current spending.

For comparison purposes, the historical numbers we did report are shown below:

2005
Revenues        $14,814     $18,616
Advertising     $ 3,098     $ 3,655
NI              $   945     $ 1,751
EPS               $ .13       $ .24

2004
Revenues        $13,087     $18,339   $16,696    $13,395   $61,518
Advertising     $ 2,824     $ 3,064   $ 3,932    $ 3,299   $13,119
NI              $   836     $ 2,798   $ 1,457    $   705   $ 5,797
EPS                $.11        $.36      $.19       $.09      $.75

2003
Revenues        $12,515     $17,611   $12,853    $11,758   $54,737
Advertising     $ 2,723     $ 2,634   $ 2,405    $ 2,568   $10,329
NI              $   574     $ 2,584   $ 1,287    $   807   $ 5,252
EPS               $ .08       $ .34     S .17      $ .11     $ .68

     As shown the year end numbers are exactly the same, the change simply reallocates when our advertising dollars are expensed.

     If our final discussion with the SEC causes us to change our method of estimating the benefits derived from our advertising dollars, we will restate the current quarter to reflect the change in estimate and will utilize the new method in all future filings. The effect of the restatement on the 2nd quarter 2005 financials will be to decrease the earnings from $1,751,000, $.24 EPS, to ($122,000), ($.02) EPS. This is due to the fact that since this is a "change in an estimate", accounting guidelines require us to account for the entire effect in the most recent quarter rather than restate each of the prior quarters. Therefore, the entire effect of the current quarter's deferral is reflected in the second quarter earnings as opposed to being reflected in both the first and second quarters as shown in the pro forma table above. As stated above, although the change makes our 2nd quarter earnings look significantly lower, its affects will be reversed in the third and fourth quarters when very little advertising is budgeted to be expended.

     CCA Industries, Inc. manufactures and markets health and beauty aids, each under its individual brand name. The products include, principally, "Plus+White" toothpastes and teeth whiteners, "Sudden Change" anti-aging skin care products and "Scar Zone," "Nutra Nail" nail growth treatments, "Mega" Green Tea diet aids, "Hair Off" hair removal and depilatories, "Bikini Zone" medicated creme and gel for the bikini area, "Solar Sense" sun protection products, "Cherry Vanilla" Perfume and the Denise Austin "Skin Fit for Life" green tea anti-oxidant skin care line.


Statements contained in the news release that are not historical facts are forward looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which would cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission.

                          CCA Industries, Inc. & Subsidiaries
                                  Second Quarter Ended
                                       May 31, 2005
                                       News Release


Quarter Ended                   May 31, 2005    May 31, 2004

Revenues                         $18,616,053     $18,339,247
Net Income                       $ 1,750,653     $ 2,798,203

Per Share Earnings
    Basic                              $0.25           $0.38
    Diluted                            $0.24           $0.36

Weighted Average
Shares Outstanding
    Basic                          7,139,056       7,314,491
    Diluted                        7,335,087       7,677,661


Six Months Ended

Revenues                         $33,430,241     $31,426,735
Net Income                       $ 2,695,485     $ 3,634,345

Per Share Earnings
    Basic                              $0.38           $0.50
    Diluted                            $0.37           $0.47

Weighted Average
Shares Outstanding
    Basic                           7,116,651       7,301,942
    Diluted                         7,317,103       7,665,029

EXHIBIT C


                                         May 2, 2005
CCA Industries, Inc.
200 Murray Hill Parkway
East Rutherford, NJ 07073

Gentlemen:

This is to confirm the engagement of William Blair & Company, L.L.C. ("Blair") by CCA Industries, Inc. (the "Company") to render certain investment banking services in connection with the Company's analysis of its strategic options including a possible corporate restructuring of the Company or similar restructuring or a possible business combination (through tender offer, merger, sale or exchange of 50% or more of the outstanding capital stock of the Company, or sale of all or substantially all of its assets or otherwise) of the Company with another party (the "Possible Transaction").

1.	Services to Be Rendered. Blair will perform such of the following services in connection with the Possible Transaction as the Company may reasonably request:

        a. Blair will familiarize itself to the extent it deems appropriate with the business, operations, financial condition and prospects of the Company;

        b. Blair will work with the Company and its Board of Directors in designing alternative Possible Transactions and will analyze the financial impact of such alternatives in such form as it will consider appropriate;

        c. Blair will assist the Company's management in (i) developing a strategy for pursuing a Possible Transaction involving the Company and a list of possible participants in the Possible Transaction (it being understood that such participants may include parties to whom Blair has rendered or is now rendering investment banking services), (ii) preparing a descriptive memorandum that describes the Company's operations and financial condition and includes current financial data and other appropriate information furnished by the Company (as amended and supplemented from time to time, the "Descriptive Memorandum") and (iii) contacting and eliciting interest from those possible participants expressly approved by the Company;

        d. Blair will participate with the Company and its counsel in negotiations relating to the Possible Transaction; and

        e. Blair will participate in meetings of the Board of Directors of the Company (such participation to be in person or by telephone, as appropriate) at which the Possible Transaction is to be considered and, as appropriate, will report to the Board of Directors with respect thereto.

        In connection with Blair's activities on the Company's behalf, the Company agrees to cooperate with Blair and will furnish to, or cause to be furnished to, Blair all information and data concerning the

CCA Industries, Inc.                        -2-            May 2, 2005

        Company, any Possible Transaction and any possible participant (the "Information") which Blair reasonably deems appropriate and will provide Blair with access to the Company's officers, directors, employees and advisors. The Company represents and warrants that all Information made available to Blair by the Company with respect to a Possible Transaction will be complete and correct and that any projections, forecasts or other Information provided by the Company to Blair or to ally possible participant, any other party to a Possible Transaction, or contained in the Descriptive Memorandum will have been prepared in good faith and will be based upon reasonable assumptions. The Company agrees to promptly notify Blair if the Company believes that any Information which was previously provided to Blair or to any possible participant has become materially misleading. The Company acknowledges and agrees that, in rendering its services hereunder, including, without limitation, assisting the Company's management in the preparation of the Descriptive Memorandum, Blair will be using and relying on the Information (and information available from public sources and other sources deemed reliable by Blair) without independent verification thereof or independent appraisal of any of the Company's assets or those of any possible participant. Furthermore, in evaluating each possible participant, Blair will he using information contained in public reports and possibly other information furnished to Blair by such possible participant. Blair does not assume responsibility for the accuracy or completeness of the Information or any other information regarding the Company, any possible participant or any Possible Transaction. If all or any portion of the business of the Company or any possible participant is engaged in through subsidiaries or other affiliates, the references in this letter agreement to the Company or the possible participant will, when appropriate, be deemed also to include such subsidiaries or other affiliates.

        In order to coordinate most effectively our efforts together to effect a Possible Transaction satisfactory to the Company, the Company and its management will promptly inform us of any inquiry they may receive concerning the availability of all or a portion of the stock or assets of the Company for purchase. Also, during the period of our engagement, neither the Company nor its management will initiate any discussions looking toward the sale of all or a portion of the stock or assets of the Company without informing Blair.

        The Company and Blair will each have the right to approve the Descriptive Memorandum and, to the extent relevant to or otherwise affecting Blair's services to he provided hereunder, other written communication from the Company or any person acting on its behalf in connection with the Possible Transaction.

        It is further understood that any advice rendered by Blair pursuant to its engagement hereunder, including any advice rendered during the course of participating in negotiations and meetings of the Board of Directors of the Company, as well as any written materials provided by Blair, will be solely for the benefit and confidential use of the Board of Directors and will not be reproduced, summarized, described or referred to or given to any other person for any purpose without Blair's prior written consent.

2. Merger Fees. There shall be no upfront retainer fee payable by the Company to Blair.

CCA Industries, Inc.                        -3-            May 2, 2005

        In the event that the Possible Transaction is consummated, the Company will pay or cause to be paid to Blair a fee equal to the amount shown in the table set forth below with such fee based on the total consideration received by the Company and its stockholders as a result of such consummation (the "Transaction Consideration").

        Fee Calculation Table
            Transaction
           Consideration
           (in millions)                          Fee
            $0 to $100        2% of Transaction Consideration
        Greater than $100     $2.0 million plus 4% on amounts over $100 million

        For purposes of this letter agreement, the term "Transaction Consideration" will mean the total amount of cash and the fair market value of all securities or other property paid or payable directly or indirectly (including payments into escrows) to the Company or any of its security holders in connection with a Possible Transaction (including amounts which are to be reinvested in the Company subsequent to the Possible Transaction) which is consummated, including, without limitation, (i) amounts paid (A) pursuant to covenants not to compete, employment contracts, employee benefit plans or other similar arrange-ments (B) to holders of any warrants or convertible securities of the Company and (C) to holders of any options or stock appreciation rights issued by the Company, whether or not vested; (ii) the total amount of indebtedness for borrowed money or similar non-trade liabilities or obligations (including pension liabilities, guarantees, capitalized or operating leases and the like) of the Company repaid, retired, extinguished or assumed in connection with the Possible Transaction, or which otherwise remains outstanding with the Company or any affiliate thereof as of the closing of a Possible Transaction or which is assumed by the acquiror or an affiliate thereof; and (iii) in the case of a sale of substantially all the Company's assets, the total consideration paid for such assets plus the net value of any current assets not sold by the Company. Transaction Consideration also will include the aggregate amount of any dividends or other distributions declared by the Company with respect to its stock after the date hereof, other than normal recurring cash dividends in amounts not materially greater than currently paid. Transaction Consideration shall include the value of cash currently held by the Company.

        The fee payable to Blair upon consummation of a transaction involving a tender offer or other purchase or sale of stock will become payable by the Company when the Beard of Directors of the Company has approved such transaction and control of 50% or more of the Company's outstanding common stock is acquired by an entity other than a current stockholder. In that event, such Transaction Consideration will be calculated under the above definition of aggregate Transaction Consideration as though 100% of the outstanding common stock on a fully diluted basis had been acquired for the highest per share amount paid in the transaction in which control is acquired. Nevertheless, our services pursuant to this letter agreement will continue after control is obtained to assist you with a second step merger, if any, or similar transaction.

CCA Industries, Inc.               -4-                      May 2, 2005


        If any portion of the Transaction Consideration is paid in the form of securities for which a public trading market existed prior to consummation of the Possible Transaction, the value of such securities, for purposes of calculating the Transaction Consideration, will be determined by the closing or last sales price for such securities on the last trading day prior to the consummation or effectiveness of the Possible Transaction. If such securities do not have an existing public trading market, the value of the securities will be the mutually agreed upon fair market value on the day prior to the consummation of the Possible Transaction; provided that promissory notes or other debt obligations will be valued at the face amount thereof.

        The fee payable to Blair upon consummation of the Possible Transaction will be payable in full, in cash, upon the closing of the Possible Transaction or such earlier date as set forth above.

        In the event that the Possible Transaction results in a sale or private placement of less than 50% of the outstanding capital stock of the Company and/or a minority recapitalization involving less than 50% of the outstanding capital stock of the Company, then the Company and Blair shall reasonably agree on an appropriate success fee to be paid to Blair, consistent with market rates for the issuance or placement of equity or debt, in similarly sized situations, in the event that such transaction is consummated.

3. Expenses. The Company will reimburse Blair for all out-of-pocket expenses (including fees and expenses of its counsel and any other independent experts that have been retained by Blair with the Company's prior consent, which shall not be unreasonably withheld) reasonably incurred by it in connection with its engagement hereunder. Such reimbursement will be payable promptly upon submission by Blair of statements to the Company.

4. Staple Financing Debt Placement Services. In connection with Blair's engagement on the Possible Transaction, Blair agrees to arrange, negotiate and place on a best efforts basis the senior and junior debt (collectively the "Debt Capital") required in the Possible Transaction. With respect to its engagement, Blair shall perform such of the following Debt Placement Services as the Company may reasonably request: (i) assist and advise the Company with respect to its capital structure and the form and structure of the Debt Capital to be offered;
        (ii) assist in preparing and distributing the confidential offering materials; (iii) identify, contact and negotiate with prospective institutional lenders that are acceptable to the Company; (iv) assist the Company in evaluating proposals received from such lenders;
        (v) assist the Company in selecting the staple financing provider
        (the "Staple Lender") and coordinating the due diligence process undertaken by such provider; (vi) assist in structuring and negotiating the terms of the staple financing commitment to be offered to potential equity investors; (vii) assist in documenting and closing the transaction; and (viii) provide such other related services as the Company may reasonably request in connection with the financing.

        There shall be no upfront retainer fee payable to Blair in connection with the Debt Capital raise. In the event that the Possible Transaction is completed, Blair shall be paid a debt placement fee at closing equal to: (a) 1.0% of the commitment amount of the Debt Capital secured from the Staple Lender and/or other lenders that Blair had approached in connection with its engagement; and (b) 0.33% of the commitment amount of Debt Capital secured from all other lenders,

CCA Industries, Inc.                   -5-                       May 2, 2005

        subject to an over minimum debt placement fee of $250,000.

5. Indemnification. Blair and the Company have entered into a separate indemnity agreement, dated the date hereof (the "Indemnity Agreement"), providing among other things for the indemnification of Blair by the Company in connection with Losses and Expenses (as defined in the Indemnity Agreement) in connection with Blair's engagement hereunder. The terms of the Indemnity Agreement are incorporated by reference into this letter agreement.

6. Termination. Blair's engagement hereunder may be terminated by either the Company or Blair after six months, with or without cause, upon written notice to the other party; provided, however, that (a) no such termination will affect Blair's right to expense reimbursement under Section 3, the payment of any accrued and unpaid fees pursuant to Section 2, the indemnification contemplated by Section 5 or the Indemnity Agreement and (b) if the Company, directly or indirectly, executes a definitive agreement related to a Possible Transaction within twelve months following such termination with any party (i) which Blair has identified, (ii) in respect of which Blair has rendered advice, or (iii) with which the Company has directly or indirectly held discussions prior to such termination, then Blair will be entitled to the full amount of the fee contemplated by
        Section 2.

7. Governing Law; Jurisdiction; Waiver of Jury Trial. This letter agreement and the Indemnity Agreement will be deemed made in New York and will be governed by the laws of the State of New York. The Company irrevocably submits to the jurisdiction of any court of the State of New York or the United States District Court of the Southern District of New York for the purpose of any suit, action or other proceeding arising out of this letter agreement or the Indemnity Agreement, or any of the agreements or transactions contemplated hereby, which is brought by or against the Company. Each of the Company (and, to the extent permitted by law, on behalf of the Company's equity holders and creditors) and Blair hereby knowingly, voluntarily and irrevocably waives any right it may have to a trial by jury in respect of any claim based upon, arising out of or in connection with the Indemnity Agreement, this letter agreement and the transactions contemplated hereby (including, without limitation, any Possible Transaction).

8. No Rights in Equityholders, Creditors. This letter agreement does not create, and will not be construed as creating, rights enforceable by any person or entity not a party hereto, except those entitled thereto by virtue of the Indemnity Agreement. The Company acknowledges and agrees that (i) Blair will act as an independent contractor and is being retained solely to assist the Company in its efforts to effect a Possible Transaction and that, Blair is not being retained to advise the Company on, or to express any opinion as to, the wisdom, desirability or prudence of consummating a Possible Transaction,
        (ii) Blair is not and will not be construed as a fiduciary of the Company or any affiliate thereof and will have no duties or liabilities to the equityholders or creditors of the Company, any affiliate of the Company or any other person by virtue of this letter agreement and the retention of Blair hereunder, all of which duties and liabilities are hereby expressly waived and (iii) any advice rendered by Blair does not constitute a recommendation to any equity-holder that such equityholder might or should take in connection with the Possible Transaction. Neither equityholders nor creditors of the Company are intended beneficiaries hereunder.

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CCA Industries, Inc.               -6-                   May 2, 2005



9. Blair; Other Advisors. It is understood and agreed that Blair may, from time to time, make a market in, have a long or short position, buy and sell or otherwise effect transactions for customer accounts and for their own accounts in the securities of, or perform investment banking or other services for, the Company and other entities which are or may be the subject of the engagement contemplated by this letter agreement. The Company confirms that it will rely on its own counsel, accountants and other similar expert advisors for legal, accounting, tax and other similar advice.

10. Other. The Company agrees that it will not enter into an agreement with respect to a Possible Transaction involving a sale of all or substantially all of the Company's assets or operations, unless such agreement expressly provides for the unconditional assumption of the Company's obligations to Blair under this letter agreement and the Indemnity Agreement. This letter agreement may not be modified or amended except in writing executed by the parties hereto. This letter agreement, and any modification or amendment thereto, may be executed in counterparts, each of which will be deemed an original and all of which will constitute one and the same instrument.

If the foregoing correctly sets forth our agreement, please so indicate by signing below and returning an executed copy to us. We look forward to working with you.


                                        Very truly yours,

                                        WILLIAM BLAIR & COMPANY, L.L.C.




                                        By:

ACCEPTED AND AGREED AS OF
THE DATE FIRST ABOVE WRITTEN


CCA INDUSTRIES, INC.




By:

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